NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange American (the 'NYSE American' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Class A Ordinary Shares and Warrants to purchase ordinary shares (the "Securitites") of Ambipar Emergency Response. (the "Company") from listing and registration on the Exchange at the opening of business on November 10, 2025, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Company is no longer suitable for listing and will commence delisting proceedings pursuant to Section 1003(c)(iii) of the NYSE American Company Guide in light of the Company's disclosure on October 21, 2025 announcing that it filed for Chapter 11 with United States Bankruptcy Court for the Southern District of Texas, Houston Division. On October 28, 2025, the Exchange determined that the Company's Securities should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on NYSE American. The Company was notified on October 28, 2025. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange the determination to delist the Securities, provided it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company informed the Exchange that it will not exercise that right. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.